Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1 212 506 5000 orrick.com

Janet A. Barbiere (212) 506-3522 jbarbiere@orrick.com

June 21, 2018

Katherine Hsu

Office Chief

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Citigroup Commercial Mortgage Trust 2015-P1 Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 30, 2018 (the “CGCMT 2015-P1 Form 10-K Filing”) File No. 333-189017-10

UBS-Citigroup Commercial Mortgage Trust 2011-C1
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 39, 2017 (the “UBS-Citi 2011-C1 Form 10-K Filing”)
File No. 333-166711-01

Dear Ms. Hsu:

On behalf of Citigroup Commercial Mortgage Securities Inc. (the “Company”), we thank you for your letter, dated June 7, 2018, transmitting the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the CGCMT 2015-P1 Form 10-K Filing and the UBS-Citi 2011-C1 Form 10-K Filing.

On the date hereof, the Company has filed with the Commission via the EDGAR system Amendment No. 1 to the CGCMT 2015-P1 Form 10-K Filing (the “Amended CGCMT 2015-P1 Form 10-K Filing”) and Amendment No.1 to the UBS-Citi 2011-C1 Form 10-K Filing (the “Amended UBS-Citi 2011-C1 Form 10-K Filing”). A copy of this letter is being transmitted via the EDGAR system contemporaneously with the filing

June 21, 2018

of the Amended CGCMT 2015-P1 Form 10-K Filing and the Amended UBS-Citi 2011-C1 Form 10-K Filing.

Below are our responses, on behalf of the Company, to each of the comments included in your letter. The responses follow each of the Staff’s comments, which have been retyped in italics below.

Form 10-K filed for Citigroup Commercial Mortgage Trust 2015-P1

Exhibit 33.9

1.       We note that affiliated entities Principal Global Investors, LLC and Principal Real Estate Investors, LLC have provided a joint report on assessment of compliance with servicing criteria, filed as Exhibits 33.9 and 33.10. We also note, however, that the assessment is signed by Principal Real Estate Investors, LLC alone and that Principal Global Investors, LLC did not sign the assessment. Please amend the Form 10-K to file an amended assessment of compliance signed by both servicers or in the alternative, if appropriate, an additional assessment signed by Principal Global Investors, LLC. See Item 1122(a) of Regulation AB (requiring a report on assessment of compliance with the servicing criteria from each party participating in the servicing function).

As requested, an additional assessment of compliance signed by Principal Global Investors, LLC has been filed as Exhibit 33.9 to the Amended CGCMT 2015-P1 Form 10-K Filing.

Exhibit 35.1

2.       We note that the Annual Statement of Compliance filed as Exhibit 35.1 by Wells Fargo as master servicer refers to a review of the activities of the servicer “during the period from January 1, 2016 through December 31, 2016 (the “Reporting Period”).” The reporting period that is the subject of this Form 10-K, however, is January 1, 2017 through December 31, 2017. Please confirm that a review of the servicer’s activities were conducted for the 2017 reporting period and file an amended servicer compliance statement covering the correct reporting period.

Wells Fargo Bank, National Association has confirmed that a review of its activities as master servicer were conducted for the 2017 reporting period. As requested, an amended

June 21, 2018

servicer compliance statement of Wells Fargo Bank, National Association covering the correct reporting period has been filed as Exhibit 35.1 of the Amended CGCMT 2015-P1 Form 10-K Filing.

Form 10-K filed for UBS-Citigroup Commercial Mortgage Trust 2011-C1

Exhibit 33.8

3.       We note that KeyBank’s servicer assessment report does not include the servicing criterion set forth in Item 1122(d)(2)(vii)(C). Please confirm that KeyBank has assessed whether the reconciliations are reviewed and approved by someone other than the person who prepared the reconciliation. Please also confirm that KeyBank will include Item 1122(d)(2)(vii)(C) in all future filings.

The servicing criterion set forth in Item 1122(d)(2)(vii)(C) was omitted from the version of KeyBank’s servicer assessment report filed as Exhibit 33.8 to the UBS-Citi 2011-C1 Form 10-K Filing as a result of an error that occurred when KeyBank’s servicer assessment report was converted into EDGAR compatible format. The correct version of KeyBank’s servicer assessment report that included the servicing criterion set forth in Item 1122(d)(2)(vii)(C) has been filed as Exhibit 33.8 of the Amended UBS-Citi 2011-C1 Form 10-K Filing.  The correct version of KeyBank’s servicer assessment report filed as Exhibit 33.8 of the Amended UBS-Citi 2011-C1 Form 10-K Filing states that KeyBank has assessed whether the reconciliations are reviewed and approved by someone other than the person who prepared the reconciliation.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 506-3522.

Sincerely,

/s/ Janet A. Barbiere

Janet A. Barbiere

cc:	Ryan O’Connor, Esq. William C. Cullen, Esq.